Exhibit 99.4

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Imperial Tobacco Group PLC

2. Name of shareholder having a major interest

Legal and General Investment Management Limited

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18

Material Interest

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

HSBC Global Custody Nominee (UK) Ltd A/c 914945	271,808
HSBC Global Custody Nominee (UK) Ltd A/c 923363	130,000
HSBC Global Custody Nominee (UK) Ltd A/c 775237	61,000
HSBC Global Custody Nominee (UK) Ltd A/c 942199	393,455
HSBC Global Custody Nominee (UK) Ltd A/c 942229	396,000
HSBC Global Custody Nominee (UK) Ltd A/c 942217	397,000
HSBC Global Custody Nominee (UK) Ltd A/c 942205	250,000
HSBC Global Custody Nominee (UK) Ltd A/c 942175	482,000
HSBC Global Custody Nominee (UK) Ltd A/c 942187	585,000
HSBC Global Custody Nominee (UK) Ltd A/c 775245	2,990,911
HSBC Global Custody Nominee (UK) Ltd A/c 130007	130,000
HSBC Global Custody Nominee (UK) Ltd A/c 770286	131,000
HSBC Global Custody Nominee (UK) Ltd A/c 357206	19,327,333
HSBC Global Custody Nominee (UK) Ltd A/c 866203	1,051,900
HSBC Global Custody Nominee (UK) Ltd A/c 904332	132,880
HSBC Global Custody Nominee (UK) Ltd A/c 754612	342,000
HSBC Global Custody Nominee (UK) Ltd A/c 361602	11,000
HSBC Global Custody Nominee (UK) Ltd A/c 282605	1,012,000
HSBC Global Custody Nominee (UK) Ltd A/c 360509	1,065,873
HSBC Global Custody Nominee (UK) Ltd A/c 766793	70,000
HSBC Global Custody Nominee (UK) Ltd A/c 824434	23,710
HSBC Global Custody Nominee (UK) Ltd A/c 924422	70,000
29,324,870

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary shares of 10 pence each

10. Date of transaction

N/A

11. Date company informed

14 March 2005

12. Total holding following this notification

29,324,870

13. Total percentage holding of issued class following this notification

4.03

14. Any additional information

N/A

15. Name of contact and telephone number for queries

Trevor Williams
Deputy Company Secretary
0117 933 7410

16. Name and signature of authorised company official responsible for making this notification

Trevor Williams
Deputy Company Secretary
0117 933 7410

Date of notification

14 March 2005

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